SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 August 2009

HSBC HOLDINGS PLC
2009 INTERIM RESULTS - HIGHLIGHTS

Consistently delivering results in challenging times

•	Pre-tax profit was US$7.5 billion, broadly in line with the first half of 2008, on an underlying basis and excluding movements in fair value on our own debt related to credit spreads.

•	On a reported basis, pre-tax profit was US$5 billion, down 51 per cent on the first half of 2008 but significantly better than the second half of 2008.

•

Diversified business model delivered strong revenues 10 per cent higher than in the first half of 2008, on an underlying basis and excluding movements in fair value on our own debt related to credit spreads. On a reported basis, revenues were down 12 per cent.

•	On a reported basis, earnings per share down 63 per cent to US$0.21 (first half 2008: US$0.57, after adjusting for the rights issue).

•	Total dividends in respect of the first half of 2009 are US$0.16 per ordinary share, with a value of US$2.8 billion.

Generating capital and further enhancing liquidity

•	Tier 1 ratio further improved to 10.1 per cent. At 31 December 2008, the tier 1 ratio was 8.3 per cent, or 9.8 per cent on a pro forma basis (including the proceeds of the rights issue).

•	Strengthened liquidity position. Ratio of customer advances-to-deposits was 79.5 per cent at 30 June 2009.

•	Conservatively positioned balance sheet. Risk-weighted assets in line with end of 2008.

Managing the business through the downturn and positioning for the upturn

•	Achieved record profits in Global Banking and Markets.

•	Delivered solid profitability in Commercial Banking.

•	Maintained profitable Personal Financial Services business, outside North America.

•	Improved our position as leading international bank in mainland China. Value of three largest strategic investments grew by US$8.2 billion, and on track to have 100 outlets by year-end.

•	Strengthened our position in other faster-growing markets. For example, doubled presence in Indonesia, and first foreign bank to incorporate locally in Vietnam.

•	Made progress in US run-off portfolio.

•	Cut costs by 3 per cent on an underlying basis and excluding the goodwill impairment incurred in 2008. On a reported basis our cost efficiency ratio improved by 3.1 percentage points to 47.9 per cent.

•	Further enhanced our brand. HSBC was ranked the world’s no.1 banking brand, and named Euromoney’s Global Bank of the Year.

•	HSBC strongly positioned for the upturn, but economic outlook remains uncertain.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$5,019 MILLION

HSBC made a profit before tax of US$5,019 million, a decrease of US$5,228 million, or 51 per cent, compared with the first half of 2008.

Net interest income of US$20,538 million was US$640 million, or 3 per cent, lower than the first half of 2008.

Net operating income before loan impairment charges and other credit risk provisions of US$34,741 million was US$4,734 million, or 12 per cent, lower than the first half of 2008.

Total operating expenses of US$16,658 million decreased by US$3,482 million, or 17 per cent, compared with the first half of 2008. On an underlying basis, and expressed in terms of constant currency, operating expenses decreased by 6 per cent.

HSBC’s cost efficiency ratio was 47.9 per cent compared with 51.0 per cent in the first half of 2008.

Loan impairment charges and other credit risk provisions were US$13,931 million in the first half of 2009, US$3,873 million higher than the first half of 2008.

The tier 1 and total capital ratios for the Group remained strong at 10.1 per cent and 13.4 per cent, respectively, at 30 June 2009.

The Group’s total assets at 30 June 2009 were US$2,422 billion, a decrease of US$105 billion, or 4 per cent, since 31 December 2008.

Geographical distribution of results

Profit/(loss) before tax
	Half-year to
	30 June 2009		30 June 2008		31 December 2008
	US$m	%	US$m	%	US$m	%

Europe	2,976	59.3	5,177	50.5	5,692	605.5
Hong Kong	2,501	49.8	3,073	30.0	2,388	254.1
Rest of Asia-Pacific	2,022	40.3	2,634	25.7	2,088	222.1
Middle East	643	12.8	990	9.7	756	80.4
North America	(3,703)	(73.8)	(2,893)	(28.2)	(12,635)	(1,344.1)
Latin America	580	11.6	1,266	12.3	771	82.0

	5,019	100.0	10,247	100.0	(940)	(100.0)

Tax expense	(1,286)		(1,941)		(868)

Profit/(loss) for the period	3,733		8,306		(1,808)

Profit/(loss) attributable to
shareholders of the
parent company	3,347		7,722		(1,994)

Profit attributable to
minority interests	386		584		186

Distribution of results by customer group and global business

Profit/(loss) before tax
	Half-year to
	30 June 2009		30 June 2008		31 December 2008
	US$m	%	US$m	%	US$m	%

Personal Financial Services	(1,249)	(24.9)	2,313	22.6	(13,287)	(1,413.5)
Commercial Banking	2,432	48.5	4,611	45.0	2,583	274.8
Global Banking and
Markets	6,298	125.5	2,690	26.2	793	84.3
Private Banking	632	12.6	822	8.0	625	66.5
Other	(3,094)	(61.7)	(189)	(1.8)	8,346	887.9

	5,019	100.0	10,247	100.0	(940)	(100.0)

Statement by Stephen Green, Group Chairman

Consistently delivering in an uncertain world

In the first half of 2009, we have delivered what we set out to achieve.

In this unprecedented economic environment, every financial institution has had to consider carefully what level of risk is appropriate for its business model in light of mixed economic and financial market indicators. We have continued to position HSBC’s balance sheet conservatively, while focusing on enhancing the capabilities which will enable us to deliver sustainable long-term growth once the current global downturn has ended. Michael Geoghegan highlights these actions in his statement.

Our performance proves our ability to deliver profit, generate capital and make distributions to our shareholders throughout the business cycle – even in challenging market conditions. We are pleased with our results and profitability overall is ahead of the expectations we had at the outset of this year. In large part this reflects an excellent performance in our Global Banking and Markets business. It also reflects progress made in the US, where we announced our decision to run off a major part of our consumer finance business in March. Following the very difficult conditions experienced in the latter part of last year, provisioning in 2009 has been lower at this stage than might have been expected given the rise in unemployment.

On a reported basis, pre-tax profit was US$5 billion, US$6 billion higher than the second half of 2008, but down 51 per cent on the first half. On an underlying basis and excluding movements in fair value on our own debt credit spreads, our pre-tax profit was US$7.5 billion, broadly in line with the first half of 2008.

HSBC fundamentally remains a deposit-led banking group, with a business model committed to long-term customer relationships and an emphasis on the world’s faster-growing markets. This gives us revenue streams diversified by both customer group and geography, providing resilience for the Group in these difficult economic conditions.

Building capital strength

HSBC is both strongly capitalised and highly liquid. The completion of our rights issue in April boosted our financial position, raising US$17.8 billion of shareholders’ equity. In an environment where many institutions are reliant on government help, the 97 per cent support for our rights issue, given its scale and the environment in which it was launched, was a powerful vote of confidence in our future by you, our shareholders, and we are truly grateful for your support.

Notwithstanding that the rewards from attracting deposits from both personal and corporate customers are currently lower than normal, these remain at the heart of our banking philosophy, and the ratio of published customer advances-to-deposits remained conservative at 79.5 per cent.

The tier 1 ratio further improved to 10.1 per cent. At 31 December 2008, the tier 1 ratio was 8.3 per cent or 9.8 per cent on a pro-forma basis including the proceeds of the rights issue. The core equity tier 1 ratio was 8.8 per cent at 30 June 2008.

As projected at the time of the rights issue, we paid a first interim dividend of 8 cents per ordinary share on 8 July, and the Directors have approved a second interim dividend of 8 cents per ordinary share, payable on 7 October with a scrip alternative.

Pursuing a clear strategy

HSBC’s strategy remains unchanged. This is to combine our emerging markets leadership with a global network that offers the advantage of international connectivity and scale, making HSBC the leading international bank. If anything, the recent financial and economic turmoil has only reinforced our conviction that this strategy is the right one. By retaining this focus, we remain confident in our ability to deliver sustainable growth and believe that a return on total shareholders’ equity within our target range of 15 to 19 per cent remains achievable over the full business cycle.

The proceeds from the rights issue have reinforced our capital strength, allowing us to navigate the economic and regulatory environment, take long-term decisions in support of our brand and customer relationships and look confidently at expansion opportunities consistent with our strategy.

Growth in emerging markets

At a time when some organisations may be finding it difficult to look beyond the near-term, our appetite for developing business in emerging markets remains undiminished.

Many banks have disposed of their stakes in strategic investments to generate capital. HSBC has not done so, and we have continued to bring a long-term strategic approach to these relationships. The market value of our three largest strategic investments in mainland China has grown significantly since we acquired them, and increased by US$8.2 billion during the first half of 2009.

In this period of uncertainty, we are very disciplined in reviewing the new opportunities which emerge, but we continue to expand organically in line with our strategy and where there is customer appetite. In mainland China, where HSBC has the largest investment and largest branch network of any international bank, we became the first to settle cross-border trade in renminbi in July and we launched the first floating rate renminbi bond in Hong Kong in June. In Vietnam, HSBC became the first foreign bank to incorporate locally. We have increased the number of HSBC Premier customers to 2.9 million, of whom over half are based in emerging markets.

During the first half of 2009 we completed our previously announced acquisition in Indonesia and fully integrated our acquired business in India. We also received regulatory approval for a new jointly held insurance entity in mainland China.

Changing industry and regulatory trends

Consensus has rightly emerged that regulation must change, and that the quality and quantity of bank capital and liquidity must be improved. The debate is now underway about how this regulatory change should be applied to individual institutions in a way that is proportionate to the risks they assume, and in a way that enhances systemic stability without choking the supply of credit or increasing its cost unnecessarily. As a restructuring of the financial landscape takes place, there is clearly an important role for diversified and integrated banks which can provide services to customers requiring a wide range of financial products and operating across borders.

We are therefore pleased that there has been a rejection of calls for a return to ‘narrow banking’ and the separation of wholesale banking from retail and commercial banking that this would involve. It is unrealistic to believe that this approach would deliver greater financial stability; no banking model has emerged from the crisis unscathed and some of the greatest casualties of the crisis so far have been smaller and narrowly-focused institutions. It would be dangerous to pursue any approach that acts as a further brake on global growth and constrains responsible financial innovation and credit formation. Finally, it is unreasonable to compel customers to use different types of institutions for different financial services in an age of global markets.

Of course, regulation cannot be a panacea for the failings that have been exposed in the financial system and the process of renewal must include instilling the right values across our industry. At HSBC we have been carefully developing and nurturing our culture and values for over 140 years. As Group Chairman I know that there can be no more important topic on the Board agenda and it is one of my responsibilities to make sure that we remain true to our standards and focused on the fundamentals of banking.

Economic outlook remains highly uncertain

Operating conditions in the financial sector have continued to improve as the effects of government and central bank policies work through the system and it may be that we have passed, or are about to pass, the bottom of the cycle in the financial markets.

Nonetheless, the timing, shape and scale of any recovery in the wider economy remains highly uncertain. Our view continues to be cautious as long as a number of serious impediments to growth remain.

Despite the macroeconomic uncertainty, we are confident in HSBC’s continued ability to deliver results. Sustainable banking is our priority and, as we pursue a strategy of growth in faster-growing markets and in products where connectivity and scale can give us commercial advantage, we are convinced of our ability both to generate sustainable long-term growth for our shareholders and to contribute to balanced economic development in a way that benefits wider society.

Review by Michael Geoghegan, Group Chief Executive

Managing the business through the downturn, and positioning for the upturn

In these tough times, we are deploying our capital base conservatively in order to build long-term, sustainable returns for our shareholders. We continue to provide responsible support for our customers, both depositors and borrowers. During this period of industry change we are taking opportunities to build market share in our target markets. We are adopting a conservative approach to risk management and have maintained a strong grip on costs. The value of HSBC’s brand has been reinforced and we were delighted to be recognised as Euromoney’s Global Bank of the Year for 2009.

In the first half, we saw much that is encouraging for our future.

We have continued to enhance HSBC’s signature financial strength. We have further improved the core equity tier 1 ratio that we strengthened through the rights issue after meeting the dividend payments indicated at the time. By attracting core deposits, we have maintained a conservative advances-to-deposits ratio, which was 79.5 per cent at the end of the period. Although deposit spreads remained compressed in the challenging economic environment, HSBC is fully committed to its strong and distinctive liquidity position.

We delivered a significant increase in underlying operating revenues, excluding movements in fair value on our own debt related to credit spreads. We have stood aside from the aggressive competition for deposits driven by government-influenced banks but, thanks to our strong brand and selective pricing, we retained and grew the high level of personal balances gained during the market turmoil of 2008.

We have continued to strengthen our position in the world’s faster-growing markets and we were especially pleased that the 2009 PwC survey Foreign Banks in China ranked HSBC top in ten major categories, confirming our position as the leading international bank in the country.

We have balanced our revenue growth with tight cost control. We reduced our total operating expenses and excluding movements in fair value of own debt credit spreads, our cost efficiency ratio was 44.8 per cent, better than our target range.

This careful positioning of our balance sheet and our focus on the needs of our customers means that HSBC is well placed to build on opportunities as they emerge, as the record performance in Global Banking and Markets shows. Furthermore, as economies begin to recover and interest rates start to rise, we are confident that our deposit strength will reinforce our profitability and our flexibility to respond to new customer demand.

Growing the business in faster-growing markets

HSBC continues to strengthen its position in the world’s faster-growing markets.

Mainland China remains key to our growth strategy. We opened 8 new HSBC-branded outlets in the country during the period, and remain on track to have around 100 by the year-end. We have the strongest rural presence of any international bank in mainland China, and added 2 new rural banks, bringing the total to 5. Hang Seng Bank also opened 2 new outlets in the period, bringing their total to 36.

Elsewhere, completion of our acquisition of Bank Ekonomi almost doubled our presence in Indonesia to 207 outlets in 26 cities. In India we successfully integrated the operations of IL&FS Investsmart, which has added further capabilities and 77 outlets to our wealth management business. We grew customer accounts by over US$17 billion in Asia during the period, notably in Hong Kong, India and mainland China. We also attracted deposits in Latin America in the commercial and global banking sectors.

Record performance in Global Banking and Markets

Global Banking and Markets reported a record pre-tax profit for the first half of 2009 of US$6.3 billion, more than double pre-tax profit for the first half of 2008, and a seven-fold increase compared with the second half.

The success of our emerging markets-led and financing-focused strategy was proven by strong revenues in both developed and faster-growing markets. This was driven by market share gains in trading and financing as activity increased from earlier depressed conditions. Market conditions were also favourable and our performance in the second half of 2009 will depend in part on whether and how these change.

A record performance in the rates business and continued strong revenues in foreign exchange underscored the strength of our core products. The value of our client franchise was illustrated by strong growth in financing revenues, which rose by 17 per cent to US$1.6 billion compared with the first half of 2008. HSBC ranked first in the Bloomberg bond league table combining all issuance in Europe, the Middle East, Asia excluding Japan, and Latin America, up from third. Euromoney named HSBC Best Global Debt House for the first time, as well as Best Debt House in Asia, the Middle East and Latin America.

The benefits of our integrated business model have been reinforced in the current low interest rate environment. In Balance Sheet Management we generated significantly higher treasury revenues of US$3.4 billion as a result of positioning for lower interest rates.

Global Transaction Banking contributed revenues of US$1.5 billion, a decline of US$0.7 billion compared with the first half of 2008. This was largely driven by lower assets under custody and by the low interest rate environment, partially offset by higher deposit balances than in the comparable period in 2008.

With greater liquidity in financial markets and capital concerns receding, credit spreads improved considerably. Write-downs on legacy positions in credit trading, leveraged and acquisition financing, and monoline credit exposures amounted to US$762 million, significantly lower than in both the first and second halves of 2008.

Asset-backed securities held within our available-for-sale portfolios continued to perform in line with expectations and within the parameters of the stress testing we disclosed in March. The carrying value of the portfolio reduced from US$56.2 billion to US$47.1 billion during the first half of 2009, primarily through the sales of government-sponsored enterprise securities and through repayments.

Loan impairment charges rose in Global Banking due to adverse economic conditions, driven by deterioration in the credit position of a small number of clients.

Commercial Banking resilient

Commercial Banking delivered a pre-tax profit of US$ 2.4 billion in the first half of 2009, a solid performance in the current environment. Underlying pre-tax profit declined by 39 per cent compared with the first half of 2008 as the economic environment weakened. However, given the speed and depth of the downturn, credit quality remained remarkably resilient, and loan impairment charges were in line with the second half of 2008.

Commercial Banking continues to be at the heart of HSBC's strategy of expansion in faster-growing markets and serving customers with international needs. We increased customer numbers to 3.1 million during the period, with 61 per cent of new customers based in emerging markets. We saw strong growth in international product revenues, especially from foreign exchange and in trade and supply chain services. The volume of international referrals through our Global Links programme was 7 per cent higher than in the first half of last year.

During the period, our revenues benefited from a wide range of successful asset re-pricing initiatives, begun in 2008 across both emerging and developed markets. Our ability to re-price assets further in 2009 has reduced somewhat as the availability of credit has started to improve in many economies. Revenues also reflected a lower contribution from Global Transaction Banking, which declined by US$0.5 billion to US$1.9 billion, primarily due to lower deposit margins.

Customer deposits remained high, which we believe reflects in part a flight to quality since 2008. However customer loans and advances held up well despite the downturn, and we supported small and medium size businesses by launching our international SME Fund in Malaysia and further increasing our commitment in Hong Kong to HK$16 billion in July.

Personal Financial Services – taking the long term view

The economic environment has been hard for depositors, who make up the majority of our Personal Financial Services customers. As a deposit-rich bank, HSBC has suffered too, and our liability revenues have been particularly depressed.

As a result, Personal Financial Services reported a loss before tax of US$1.2 billion in the first half of 2009, as our profitability outside the US was more than offset by losses within the US. Outside the US, credit quality deteriorated, but remains satisfactory in our view in light of economic conditions.

Our commitment to personal customers is unchanged and our liquidity position will drive strong revenue opportunities when a more normal interest rate environment returns. Even in the challenging current climate, we continue to deliver growth in our target customer segments. Through a focus on relationship banking and differentiated service, HSBC is winning new and affluent customers, and the total number of HSBC Premier customers has grown by 23 per cent over the last twelve months.

We committed £15 billion for new mortgage lending in the UK, of which we lent £6.7 billion during the first half of the year. We increased our share of UK mortgage sales from 4.5 per cent to 9.5 per cent and were one of the first major players to come back into the market to support first time buyers. In Hong Kong, we also maintained our leading position in new mortgage lending. Our market share increased to 32 per cent in June, while loan impairment charges remained very low.

Good progress in US Personal Financial Services

In the US, Personal Financial Services reported a pre-tax loss of US$2.9 billion for the first half of 2009, compared with a loss of US$2.2 billion in the first half of 2008 and a loss of US$15.2 billion in the second half including the goodwill impairment of US$10 billion.

HSBC Finance completed the closure of 813 Consumer Lending branches, incurring US$156 million in restructuring costs, which was lower than expected, and we are on track to achieve the financial savings we set out in March.

We are satisfied with the progress achieved on our run-off business at this point. The majority of our customers continue to meet their obligations and dollar delinquency stabilised in the first half of the year. Loan impairment charges increased at a lower rate than we expected, and were lower than in the second half of 2008. This was driven by early action in prior years to reduce exposure to higher risk segments, tight management of accounts and collections, lower loan balances and the impact of government stimulus programmes.

Our customers saw fewer opportunities for refinancing, which slowed the rate of run-off in the mortgage portfolio in the first half of the year. However, all parts of the exit consumer finance portfolio declined during the period and since we began to run down the portfolio, starting with the Mortgage Services business in the first quarter of 2007, we have cut balances by US$34 billion, or 27 per cent in total, to US$91 billion, including a US$9 billion reduction in the first half of 2009. We also continue to support customers in difficulty where we can. During the first half of 2009, HSBC Finance modified over 69,000 real estate customer loans with an aggregate balance of US$9.8 billion under the foreclosure avoidance account modification programme.

Our cards business was profitable in the first half of 2009, despite difficult economic conditions. The cards portfolio reduced faster than expected during the period due to actions taken to lower origination volumes and reduce credit limits, and the effect of lower customer spending. Overall, our cards performance in the first half of the year was better than expected, due in part to active management of our credit appetite in recent years and government stimulus programmes.

Returns in Private Banking remain healthy

Private Banking reported a pre-tax profit of US$632 million, a decline of 23 per cent compared with the record first half of 2008, but in line with the second half. Revenues were affected by a reduction in the value of funds under management, which reflected falls in equity markets and lower transaction volumes in equities, funds and structured products as a result of lower client risk appetite. In addition, disposal gains recorded in 2008 did not recur.

Client assets remained stable at US$345 billion despite continued deleveraging by clients and our decision not to compete at uneconomic pricing levels for deposits. Net new money fell during the period, although there were net inflows from Asia and Latin America, while intra-group referrals generated more than US$2 billion of net new money.

Good progress in Insurance

Our insurance activities, largely undertaken within Personal Financial Services, contributed US$1.2 billion, representing 16 per cent of the Group’s pre-tax profit, excluding movements in fair value on our own debt credit spreads. On an underlying basis, the decline in pre-tax profit of 17 per cent compared with the first half of 2008 was partly due to claims deterioration within general insurance in Europe.

However, on an underlying basis, net earned premiums were up by 10 per cent and our bancassurance strategy delivered well in Asia, Latin America and France, focusing on life products. In June, the China Insurance Regulatory Commission awarded a licence to our life insurance company, jointly owned with National Trust, which will allow us to establish our insurance manufacturing business in mainland China.

Strong grip on costs and efficiency

In the first half of 2009 we increased our efforts to manage costs and improve efficiency across the Group. Despite one-off restructuring and redundancy costs, underlying costs were 3 per cent lower than in the first half of 2008, excluding the impact of the 2008 goodwill impairment. We also reduced staff numbers by 5 per cent to 296,000.

Through our One HSBC programme, we have promoted our direct channels, automated manual processes, developed our offshore centres of excellence and eliminated redundant systems. In 2009, we anticipate investing more than US$450 million in the One HSBC programme.

HSBCnet is one of our most successful examples of developing a global platform for our customers. By the end of the period it was used by close to 50,000 large corporations, an increase of 41 per cent over the last two years. The number of customers using Business Direct, targeted at small and micro businesses, also increased to nearly 300,000 during the first half of 2009.

By the end of 2009 we expect the One HSBC payments programme to handle more than three-quarters of the Group’s high value payments. Similarly, we expect to have more than 80 per cent of our cards on a common platform by the end of the year, reducing our reliance on external service providers and enabling us to use scale to reduce processing costs per card.

Actively managing risk

In most major economies, the outlook for recovery remains uncertain and we can expect levels of loan impairment charges to remain elevated. HSBC therefore continues to manage the quality of its asset base carefully, and we maintain a conservative approach to risk.

Within our personal customer portfolios, we have progressively tightened underwriting criteria, improved our assessment of customer affordability and improved collection processes. We have actively withdrawn from some higher risk consumer products, and we are targeting higher quality and lower risk business.

In our commercial businesses, we have continued to support customers in the downturn through more active relationship management and, in our wholesale businesses, we are focused on serving our long-standing core customers and have lowered our risk appetite for certain vulnerable and high-risk industry sectors.

Other actions taken to manage risk over the last few years have also produced results. We started to reduce our appetite for exposure to commercial real estate in 2007. We are now seeing the benefits of this, and have to date avoided any significant impairments within the Group. Our appetite for highly leveraged and acquisition financing opportunities has always been modest and concentrated on the top end of the market. We considerably reduced our exposure to the major US auto manufacturers and had no material exposure to those which fell into bankruptcy. Finally, HSBC’s exposure to Eastern Europe, where certain economies have suffered particular stress recently, has remained modest.

Leveraging our brand and competitive position

We are encouraged by HSBC’s performance in the first half of 2009. We have again proven our ability to deliver consistently through diversity, and to execute on our strategic priorities. Despite the continuing economic uncertainty, we remain confident in our ability to do so.

We are proud of HSBC’s strong global reputation and during the period we were named the world’s top banking brand by Brand Finance. We are equally proud of our staff and I would like to thank all of them for their continued hard work and commitment to our customers around the world.

Because of this powerful brand and our excellent team of people, we can be confident that customers will continue to choose HSBC for deposits, borrowing and all other financial services. As a result, we are confident that HSBC is strongly and competitively placed both to attract market share in developed markets and to grow our business in the faster-growing markets of the future.

HSBC Holdings plc	Financial Overview
________________________________________________________________________________

Half -year to			Half-year to
30 June			30 June	30 June	31 December
2009			2009	2008	2008
£m	HK$m		US$m	US$m	US$m
		For the period
3,378	38,912	Profit before tax	5,019	10,247	(940)
		Profit attributable to shareholders of the
2,253	25,949	parent company	3,347	7,722	(1,994)
1,836	21,150	Dividends	2,728	6,823	4,478

		At the period-end
71,605	917,251	Total shareholders’ equity	118,355	126,785	93,591
93,888	1,202,692	Total regulatory capital	155,186	146,950	131,460
781,959	10,016,829	Customer accounts and deposits by banks	1,292,494	1,316,075	1,245,411
1,465,215	18,769,283	Total assets	2,421,843	2,546,678	2,527,465
701,361	8,984,374	Risk-weighted assets at period end	1,159,274	1,231,481	1,147,974

£	HK$		US$	US$	US$
		Per ordinary share
0.14	1.63	Basic earnings	0.21	0.57	(0.16)
0.14	1.63	Diluted earnings	0.21	0.57	(0.15)
0.14	1.63	Basic earnings excluding goodwill	0.21	0.61	0.58
		Impairment
0.12	1.40	Dividends *	0.18	0.57	0.36
4.01	51.38	Net asset value at period end	6.63	10.27	7.44

		Share information
		US$0.50 ordinary shares in issue	17,315m	12,005m	12,105m
		Market capitalisation	US$141bn	US$185bn	US$114bn
		Closing market price per share	£5.025	£7.76	£6.62

			Over 1 year	Over 3 years	Over 5 years

		Total shareholder return to
		30 June 2009 **	79.0	72.1	91.9
		Benchmarks: FTSE 100	79.1	81.9	114.5
		MSCI World	71.0	79.2	102.9
		MSCI Banks	66.0	53.3	74.4

*          Under IFRSs accounting rules, the dividend per share of US$0.18 shown in the accounts is the total of the dividends declared during the first half of 2009. This represents the fourth interim dividend for 2008 and the first interim dividend for 2009.

**     Total shareholder return (‘TSR’) is as defined in the Annual Report and Accounts 2008.

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	%	%	%
Performance ratios
Return on average invested capital[1]	5.0	11.1	(3.2)
Return on average total shareholders’ equity	6.4	12.1	(3.4)
Post-tax return on average total assets	0.31	0.68	(0.14)
Post-tax return on average risk-weighted assets	0.66	1.39	(0.31)

Efficiency and revenue mix ratios
Cost efficiency ratio
- as reported	47.9	51.0	68.6
- excluding goodwill impairment	47.9	49.7	44.8

As a percentage of total operating income:
– net interest income	51.0	49.4	46.8
– net fee income	20.9	25.6	19.8
– net trading income	15.5	8.9	6.0

Capital ratios
– Tier 1	10.1	8.8	8.3
– Total capital	13.4	11.9	11.4

1      Return on invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders’ equity after adding back goodwill previously written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.

HSBC Holdings plc		Consolidated Income Statement
________________________________________________________________________________
Half-year to			Half-year to
30 June			30 June	30 June	31 December
2009			2009	2008	2008
£m	HK$m		US$m	US$m	US$m

21,858	251,810	Interest income	32,479	47,164	44,137
(8,036)	(92,579)	Interest expense	(11,941)	(25,986)	(22,752)

13,822	159,231	Net interest income	20,538	21,178	21,385

6,859	79,011	Fee income	10,191	13,381	11,383
(1,186)	(13,669)	Fee expense	(1,763)	(2,390)	(2,350)

5,673	65,342	Net fee income	8,428	10,991	9,033

2,894	33,346	Trading income excluding net interest income	4,301	639	208
1,316	15,149	Net interest income on trading activities	1,954	3,195	2,518

4,210	48,495	Net trading income	6,255	3,834	2,726

		Changes in fair value of long-term debt issued
(1,548)	(17,832)	and related derivates	(2,300)	577	6,102
		Net income/(expense) from other financial
523	6,024	Instruments designated at fair value	777	(1,161)	(1,666)

		Net income/(expense) from financial
(1,025)	(11,808)	instruments designated at fair value	(1,523)	(584)	4,436

217	2,504	Gains less losses from financial investments	323	817	(620)
38	442	Dividend income	57	88	184
3,373	38,858	Net earned insurance premiums	5,012	5,153	5,697
–	–	Gain on disposal of French regional banks	–	–	2,445
779	8,979	Other operating income	1,158	1,435	373

27,087	312,043	Total operating income	40,248	42,912	45,659

		Net insurance claims incurred and
(3,706)	(42,696)	movement in liabilities to policyholders	(5,507)	(3,437)	(3,452)

		Net operating income before loan impairment
23,381	269,347	charges and other credit risk provisions	34,741	39,475	42,207
		Loan impairment charges and other credit
(9,376)	(108,007)	risk provisions	(13,931)	(10,058)	(14,879)

14,005	161,340	Net operating income	20,810	29,417	27,328

(6,196)	(71,382)	Employee compensation and benefits	(9,207)	(10,925)	(9,867)
(4,211)	(48,519)	General and administrative expenses	(6,258)	(7,479)	(7,781)
		Depreciation and impairment of property,
(548)	(6,311)	plant and equipment	(814)	(863)	(887)
–	–	Goodwill impairment	–	(527)	(10,037)
(255)	(2,938)	Amortisation and impairment of intangible assets	(379)	(346)	(387)

(11,210)	(129,150)	Total operating expenses	(16,658)	(20,140)	(28,959)

2,795	32,190	Operating profit/(loss)	4,152	9,277	(1,631)

583	6,722	Share of profit in associates and joint ventures	867	970	691

3,378	38,912	Profit/(loss) before tax	5,019	10,247	(940)

(865)	(9,970)	Tax expense	(1,286)	(1,941)	(868)

2,513	28,942	Profit/(loss) for the period	3,733	8,306	(1,808)

HSBC Holdings plc	Consolidated Income Statement
(continued)

Half-year to			Half-year to
30 June			30 June	30 June	31 December
2009			2009	2008	2008
£m	HK$m		US$m	US$m	US$m

		Profit/(loss) attributable to shareholders
2,253	25,949	of the parent company	3,347	7,722	(1,994)

260	2,993	Profit attributable to minority interests	386	584	186

HSBC Holdings plc	Consolidated Statement of Comprehensive Income
________________________________________________________________________________

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Profit/(loss) for the period	3,733	8,306	(1,808)

Other comprehensive income
Available-for-sale investments:
– fair value gains/(losses) taken to equity	4,067	(8,475)	(15,247)
– fair value gains transferred to income statement on disposal	(720)	(920)	(396)
– amounts transferred to the income statement in respect of
impairment losses	872	384	1,395
– income taxes	(349)	705	650

	3,870	(8,306)	(13,598)

Cash flow hedges:
– fair value gains/(losses) taken to equity	(111)	914	(2,634)
– fair value gains/(losses) transferred to income statement	856	(1,134)	2,888
– income taxes	(293)	25	65

	452	(195)	319

Actuarial gains/(losses) on defined benefit plans
– before income taxes	(3,578)	(910)	(699)
– income taxes	969	215	219

	(2,609)	(695)	480

Share-based payments – income taxes	(9)	(9)	(9)
Share of other comprehensive income of associates and joint ventures	105	(342)	(217)
Exchange differences	3,450	3,170	(15,375)

Other comprehensive income for the period, net of tax	5,259	(6,377)	(29,342)

Total comprehensive income for the period	8,992	1,929	(31,150)

Total comprehensive income for the period attributable to:
– shareholders of the parent company	8,388	1,523	(30,748)
– minority interests	604	406	(402)

	8,992	1,929	(31,150)

HSBC Holdings plc	Consolidated Balance Sheet
________________________________________________________________________________

At			At	At	At
30 June			30 June	30 June	31 December
2009			2009	2008	2008
£m	HK$m		US$m	US$m	US$m

		ASSETS

34,103	436,852	Cash and balances at central banks	56,368	13,473	52,396
		Items in the course of collection from other
10,051	128,751	banks	16,613	16,719	6,003
		Hong Kong Government certificates of
9,774	125,208	indebtedness	16,156	14,378	15,358
250,686	3,211,275	Trading assets	414,358	473,537	427,329
20,183	258,548	Financial assets designated at fair value	33,361	40,786	28,533
188,032	2,408,669	Derivatives	310,796	260,664	494,876
110,271	1,412,562	Loans and advances to banks	182,266	256,981	153,766
559,433	7,166,293	Loans and advances to customers	924,683	1,049,200	932,868
213,834	2,739,190	Financial investments	353,444	274,750	300,235
20,720	265,437	Other assets	34,250	52,670	37,822
727	9,308	Current tax assets	1,201	1,443	2,552
8,764	112,267	Prepayments and accrued income	14,486	17,801	15,797
7,451	95,449	Interests in associates and joint ventures	12,316	11,259	11,537
17,609	225,564	Goodwill and intangible assets	29,105	40,814	27,357
8,817	112,941	Property, plant and equipment	14,573	15,713	14,025
4,760	60,969	Deferred tax assets	7,867	6,490	7,011

1,465,215	18,769,283	Total assets	2,421,843	2,546,678	2,527,465

HSBC Holdings plc	Consolidated Balance Sheet
(continued)
________________________________________________________________________________

At			At	At	At
30 June			30 June	30 June	31 December
2009			2009	2008	2008
£m	HK$m		US$m	US$m	US$m

		LIABILITIES AND EQUITY
		Liabilities
9,774	125,208	Hong Kong currency notes in circulation	16,156	14,378	15,358
78,136	1,000,920	Deposits by banks	129,151	154,152	130,084
703,823	9,015,908	Customer accounts	1,163,343	1,161,923	1,115,327
		Items in the course of transmission to other
9,684	124,054	banks	16,007	15,329	7,232
160,060	2,050,356	Trading liabilities	264,562	340,611	247,652
46,775	599,185	Financial liabilities designated at fair value	77,314	89,758	74,587
180,820	2,316,289	Derivatives	298,876	251,357	487,060
94,500	1,210,542	Debt securities in issue	156,199	230,267	179,693
42,426	543,466	Other liabilities	70,125	48,435	72,384
1,376	17,624	Current tax liabilities	2,274	3,082	1,822
29,151	373,426	Liabilities under insurance contracts	48,184	46,851	43,683
7,976	102,176	Accruals and deferred income	13,184	17,592	15,448
1,179	15,105	Provisions	1,949	1,872	1,730
1,119	14,330	Deferred tax liabilities	1,849	1,924	1,855
4,379	56,095	Retirement benefit liabilities	7,238	3,619	3,888
18,231	233,539	Subordinated liabilities	30,134	31,517	29,433

1,389,409	17,798,223	Total liabilities	2,296,545	2,412,667	2,427,236

		Equity
5,238	67,100	Called up share capital	8,658	6,003	6,053
5,076	65,023	Share premium account	8,390	8,097	8,463
1,290	16,531	Other equity instruments	2,133	2,134	2,133
11,608	148,692	Other reserves	19,186	27,561	(3,747)
48,393	619,905	Retained earnings	79,988	82,990	80,689

71,605	917,251	Total shareholders’ equity	118,355	126,785	93,591
4,201	53,809	Minority interests	6,943	7,226	6,638

75,806	971,060	Total equity	125,298	134,011	100,229

1,465,215	18,769,283	Total equity and liabilities	2,421,843	2,546,678	2,527,465

HSBC Holdings plc	Consolidated Statement of Cash Flows
________________________________________________________________________________

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Cash flows from operating activities
Profit/(loss) before tax	5,019	10,247	(940)

Adjustments for:
– non-cash items included in profit before tax	16,255	12,900	28,405
– change in operating assets	(37,279)	(101,131)	119,254
– change in operating liabilities	22,246	69,395	(132,808)
– elimination of exchange differences	(7,878)	(11,632)	47,764
– net gain from investing activities	(911)	(1,555)	(2,640)
– share of profits in associates and joint ventures	(867)	(970)	(691)
– dividends received from associates	195	405	250
– contribution paid to defined benefit plans	(440)	(416)	(303)
– tax paid	118	(2,152)	(2,962)

Net cash generated from/(used in) operating activities	3,542	(24,909)	55,329

Cash flows from investing activities
Purchase of financial investments	(163,988)	(123,464)	(153,559)
Proceeds from the sale and maturity of financial investments	112,927	126,384	96,754
Purchase of property, plant and equipment	(781)	(1,112)	(1,873)
Proceeds from the sale of property, plant and equipment	2,203	2,156	311
Proceeds from the sale of loan portfolios	3,961	–	9,941
Net purchase of intangible assets	(463)	(553)	(616)
Net cash inflow/(outflow) from acquisition of and increase
in stake of subsidiaries	(574)	1,608	(295)
Net cash inflow from disposal of subsidiaries	–	440	2,539
Net cash outflow from acquisition of and increase in stake of associates	(20)	(122)	(233)
Net cash inflow from the consolidation of funds	–	–	16,500
Proceeds from disposal of associates and joint ventures	308	(8)	109

Net cash generated from/(used in) investing activities	(46,427)	5,329	(30,422)

Cash flows from financing activities
Issue of ordinary share capital
– rights issue	18,179	–	–
– other	2	52	415
Issue of other equity instruments	–	2,134	(1)
Net purchases and sales of own shares for market-making
and investment purposes	(51)	(202)	8
Purchases of own shares to meet share awards and share option awards	(62)	(783)	(25)
On exercise of share options	–	14	13
Subordinated loan capital issued	2,763	5,582	1,512
Subordinated loan capital repaid	(154)	6	(356)
Dividends paid to shareholders of the parent company	(2,426)	(3,825)	(3,386)
Dividends paid to minority interests	(433)	(394)	(320)
Dividends paid to holders of other equity instruments	(89)	–	(92)

Net cash generated from/(used in) financing activities	17,729	2,584	(2,232)

Net increase/(decrease) in cash and cash equivalents	(32,240)	(16,996)	22,675

Cash and cash equivalents at beginning of period	278,872	297,009	287,538
Exchange differences in respect of cash and cash equivalents	5,064	7,525	(31,341)

Cash and cash equivalents at end of period	251,696	287,538	278,872

HSBC Holdings plc	Consolidated Statement of Changes in Equity
________________________________________________________________________________

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Called up share capital
At beginning of period	6,053	5,915	6,003
Shares issued under employee share plans	–	2	18
Shares issued in lieu of dividends and amounts arising thereon	75	86	32
Shares issued in respect of rights issue	2,530	–	–

At end of period	8,658	6,003	6,053

Share premium
At beginning of period	8,463	8,134	8,097
Shares issued under employee share plans	3	50	400
Shares issued in lieu of dividends and amounts arising thereon	(75)	(87)	(34)
Other movements	(1)	–	–

At end of period	8,390	8,097	8,463

Other equity instruments
At beginning of period	2,133	–	2,134
Capital securities during the period	–	2,134	–
Other movements	–	–	(1)

At end of period	2,133	2,134	2,133

Retained earnings
At beginning of period	80,689	81,097	82,990
Shares issued in lieu of dividends and amounts arising thereon	814	2,489	1,107
Dividends to shareholders	(2,728)	(6,823)	(4,478)
Own shares adjustment	(113)	(985)	(17)
Exercise and lapse of share options and vesting of share awards	658	500	327
Other movements	(103)	15	(267)
Transfers	–	–	3,601
Total comprehensive income for the period	771	6,697	(2,574)

At end of period	79,988	82,990	80,689

Other reserves
Available-for-sale fair value reserve
At beginning of period	(20,550)	850	(7,292)
Other movements	–	(30)	104
Total comprehensive income for the period	3,755	(8,112)	(13,362)

At end of period	(16,795)	(7,292)	(20,550)

Cash flow hedging reserve
At beginning of period	(806)	(917)	(1,116)
Other movements	–	(12)	17
Total comprehensive income for the period	466	(187)	293

At end of period	(340)	(1,116)	(806)

Foreign exchange reserve
At beginning of period	(1,843)	10,055	13,180
Other movements	–	–	82
Total comprehensive income for the period	3,396	3,125	(15,105)

At end of period	1,553	13,180	(1,843)

HSBC Holdings plc	Consolidated Statement of Changes in Equity
(continued)

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Share-based payment reserve
At beginning of period	1,995	1,968	1,731
Exercise and lapse of share options and vesting of share awards	(699)	(587)	(261)
Cost of share-based payment arrangements	355	427	392
Other movements	11	(77)	133

At end of period	1,662	1,731	1,995

Merger reserve
At beginning of period	17,457	21,058	21,058
Shares issued in respect of rights issue	15,649	–	–
Transfers	–	–	(3,601)

At end of period	33,106	21,058	17,457

Total shareholders equity
At beginning of period	93,591	128,160	126,785
Shares issued under employee share plans	3	52	418
Shares issued in lieu of dividends and amounts arising thereon	814	2,488	1,105
Shares issued in respect of rights issue	18,179	–	–
Capital securities issued during the period	–	2,134	–
Dividends to shareholders	(2,728)	(6,823)	(4,478)
Own shares adjustment	(113)	(985)	(17)
Exercise and lapse of share options and vesting of share awards	(41)	(87)	66
Cost of share-based payment arrangements	355	427	392
Other movements	(93)	(104)	68
Total comprehensive income for the period	8,388	1,523	(30,748)

At end of period	118,355	126,785	93,591

Minority interests
At beginning of period	6,638	7,256	7,226
Dividends to shareholders	(513)	(506)	(307)
Other movements	12	(5)	78
Net increase in minority interest arising on acquisition, disposal and
capital issuance	202	75	43
Total comprehensive income for the period	604	406	(402)

At end of period	6,943	7,226	6,638

HSBC Holdings plc	Consolidated Statement of Changes in Equity
(continued)

Half-year to
30 June	30 June	31 December
2009	2008	2008
US$m	US$m	US$m

Total equity
At beginning of period	100,229	135,416	134,011
Shares issued under employee share plans	3	52	418
Shares issued in lieu of dividends and amounts arising thereon	814	2,488	1,105
Shares issued in respect of rights issue	18,179	–	–
Capital securities issued during the period	–	2,134	–
Dividends to shareholders	(3,241)	(7,329)	(4,785)
Own shares adjustment	(113)	(985)	(17)
Exercise and lapse of share options and vesting of share awards	(41)	(87)	66
Cost of share-based payment arrangements	355	427	392
Other movements	(81)	(109)	146
Net increase in minority interest arising on acquisition, disposal and
capital issuance	202	75	43
Total comprehensive income for the period	8,992	1,929	(31,150)

At end of period	125,298	134,011	100,229

HSBC Holdings plc	Additional Information
________________________________________________________________________________

1. Basis of preparation

(a)     Compliance with International Financial Reporting Standards

The interim consolidated financial statements of HSBC have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (‘IAS 34’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. In order to present fairly the financial position, financial performance and cash flows of the Group, as required by IAS 1 ‘Presentation of Financial Statements’, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, as required by section 393 of the Companies Act 2006, HSBC has departed from the requirements of IAS 32 ‘Financial Instruments: Presentation’ (‘IAS 32’) in so far as this standard requires the offer of rights by HSBC to its shareholders in March 2009 to be classified as a derivative financial liability, in order to achieve a fair presentation of the Group’s performance. Further details of this departure including its financial effect are provided in Note 12. The Directors have concluded that the interim consolidated financial statements prepared on this basis present fairly, and give a true and fair view of, the Group’s financial position, financial performance and cash flows.

The consolidated financial statements of HSBC at 31 December 2008 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB and as endorsed by the EU. EU endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2008, there were no unendorsed standards effective for the year ended 31 December 2008 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2008 were prepared in accordance with IFRSs as issued by the IASB.

At 30 June 2009, there were no unendorsed standards effective for the period ended 30 June 2009 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

During the period ended 30 June 2009, HSBC adopted the following significant standards and revisions to standards:

•

     On 1 January 2009, HSBC adopted IFRS 8 ‘Operating Segments’ (‘IFRS 8’), which replaced IAS 14 ‘Operating Segments’. IFRS 8 requires an entity to disclose information about its segments which enables users to evaluate the nature and financial effects of its business activities and the economic environments in which it operates. HSBC’s operating segments are organised into six geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, Middle East, North America and Latin America. Because of the nature of the Group, HSBC’s chief operating decision-maker regularly reviews operating activity on a number of bases, including by geography, by customer group, and by retail businesses and global businesses. HSBC’s IFRS 8 operating segments were determined to be geographical segments because the chief operating decision-maker uses information on geographical segments in order to make decisions about allocating resources and assessing performance.

•

     IFRS 8 requires segment financial information to be reported using the same measures reported to the chief operating decision-maker for the purpose of making decisions about allocating resources to the operating segments and assessing their performance. Information provided to the chief operating decision-maker of HSBC to make decisions about allocating resources and assessing performance of operating segments is measured in accordance with IFRSs.

•

     On 1 January 2009, HSBC adopted the revised IAS 1 ‘Presentation of Financial Statements’ (‘IAS 1’). The revised standard aims to improve users’ ability to analyse and compare information given in financial statements. The adoption of the revised standard has no effect on the results reported HSBC’s consolidated financial statements. It does, however, result in certain presentational changes in HSBC’s financial statements, including:

–	the presentation of all items of income and expenditure in two financial statements, the ‘Consolidated income statement’ and ‘Consolidated statements of comprehensive income’; and

–	the presentation of the ‘Consolidated statement of changes in equity’ as a financial statement, which replaces the ‘Equity’ note on the financial statements.

During the period ended 30 June 2009, HSBC adopted a number of amendments to standards and interpretations which had an insignificant effect on the consolidated financial statements. These are described on pages 342 to 344 of the Annual Report and Accounts 2008.

(b)                                   Changes in composition of the Group

Acquisition of PT Bank Ekonomi Raharja Tbk (‘Bank Ekonomi’)

In May 2009, HSBC completed the acquisition of 88.89 per cent of Bank Ekonomi, in Indonesia, for cash consideration of US$608 million. Following acquisition of the initial stake, HSBC was required under Indonesia law to make a mandatory tender offer for a further holding of up to 10.11 per cent. HSBC completed the mandatory tender offer in July 2009.

2. Dividends

The Directors have declared a second interim dividend for 2009 of US$0.08 per ordinary share, a distribution of approximately US$1,386 million. The second interim dividend will be payable on 7 October 2009 to holders of ordinary shares on the Register at the close of business on 21 August 2009.

The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 28 September 2009, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 1 September 2009, and elections must be received by 23 September 2009. As this dividend was declared after the balance sheet date, it has not been included in ‘Other liabilities’ at 30 June 2009.

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 7 October 2009 to the holders of record on 21 August 2009. The dividend will be payable in cash, in euros at the exchange rate on 28 September 2009, and with a scrip dividend alternative. Particulars of these arrangements will be announced through Euronext Paris on 17 August 2009 and 26 August 2009.

The dividend will be payable on American Depositary Shares (‘ADSs’), each of which represents five ordinary shares, on 7 October 2009 to holders of record on 21 August 2009. The dividend of US$0.40 per ADS will be payable in cash in US dollars and with a scrip dividend alternative of new ADSs. Particulars of these arrangements will be mailed to holders on or about 1 September 2009. Elections must be received by the depositary on or before 17 September 2009. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings’ ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 19 August 2009. The ADSs will be quoted ex-dividend in New York on 19 August 2009.

Dividends to shareholders of the parent company were as follows:

	Half-year to
	30 June 2009			30 June 2008			31 December 2008
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m

Dividends declared on ordinary
shares
In respect of previous year:
– fourth interim dividend	0.10	1,210	624	0.39	4,620	2,233	–	–	–
In respect of current year:
– first interim dividend	0.08	1,384	190	0.18	2,158	256	–	–	–
– second interim dividend	–	–	–	–	–	–	0.18	2,166	727
– third interim dividend	–	–	–	–	–	–	0.18	2,175	380

	0.18	2,594	814	0.57	6,778	2,489	0.36	4,341	1,107

Quarterly dividends on
preference shares classified
as equity
March dividend	15.50	22		15.50	22		–	–
June dividend	15.50	23		15.50	23		–	–
September dividend	–	–		–	–		15.50	22
December dividend	–	–		–	–		15.50	23

	31.00	45		31.00	45		31.00	45

Quarterly coupons on
capital securities classified
as equity
July coupon	–	–					0.541	47
October coupon	–	–					0.508	45
January coupon	0.508	44					–	–
April coupon	0.508	45					–	–

	1.016	89					1.049	92

3. Earnings and dividends per ordinary share

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$	US$	US$

Basic earnings per ordinary share	0.21	0.57	(0.16)
Diluted earnings per ordinary share	0.21	0.57	(0.15)
Basic earnings per ordinary share excluding goodwill impairment	0.21	0.61	0.58
Dividends per ordinary share	0.18	0.57	0.36
Net asset value at period end	6.63	10.27	7.44

Dividend pay out ratio[1]	85.7%	100%	–

1     Dividends per ordinary share expressed as a percentage of basic earnings per ordinary share.

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

In April 2009, HSBC Holdings plc completed a rights issue, details of which are provided in Note 12. The effect of the bonus element included within the rights issue has been included within the calculation of basic and diluted earnings per share for the period, through an adjustment to the weighted average number of ordinary and dilutive potential ordinary shares outstanding. Comparative data has been restated on this basis.

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	3,347	7,722	(1,994)
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(89)	–	(92)

Profit/(loss) attributable to ordinary shareholders of the parent company	3,213	7,677	(2,131)

4. Tax expense

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

UK corporation tax charge	60	991	680
Overseas tax	1,472	1,306	397

Current tax	1,532	2,297	1,077
Deferred tax	(246)	(356)	(209)

Tax expense	1,286	1,941	868

Effective tax rate	25.6%	18.9%	(92.3)%

The UK corporation tax rate applying to HSBC was 28 per cent (2008: 30 per cent to 1 April 2008 and 28 per cent thereafter). Overseas tax included Hong Kong profits tax of US$416 million (first half of 2008: US$529 million; second half of 2008: US$317 million). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5 per cent (2008: 16.5 per cent) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate. The following table reconciles the overall tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

Analysis of overall tax expense:

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Taxation at UK corporation tax rate of 28 per cent (2008: 28.5 per cent)	1,405	2,920	(268)

Goodwill impairment	–	150	2,860
Effect of taxing overseas profit in principal locations at different rates	(598)	(560)	(779)
Tax-free gains	(34)	(267)	(749)
Adjustments in respect of prior period liabilities	(5)	2	(69)
Low income housing tax credits	(49)	(51)	(52)
Effect of profit in associates and joint ventures	(243)	(263)	(210)
Effect of previously unrecognised temporary differences	(60)	(80)	(18)
Deferred tax temporary differences not provided	852	–	–
Other items	18	90	153

Overall tax expense	1,286	1,941	868

5. Analysis of net fee income

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Cards	2,209	3,089	2,755
Account services	1,771	2,260	2,093
Funds under management	945	1,572	1,185
Broking income	749	954	784
Credit facilities	729	639	674
Insurance	688	942	829
Global custody	471	757	554
Imports/Exports	438	496	518
Underwriting	348	204	121
Remittances	281	307	303
Corporate finance	164	232	149
Unit trusts	137	337	165
Trust income	134	164	161
Taxpayer financial services	91	154	14
Mortgage servicing	62	56	64
Maintenance income on operating leases	55	70	60
Other	919	1,148	954

Total fee income	10,191	13,381	11,383
Less: fee expense	(1,763)	(2,390)	(2,350)

Net fee income	8,428	10,991	9,033

6. Loan impairment charge

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Individually assessed impairment allowances:
– Net new allowances	2,284	390	1,787
– Recoveries	(34)	(58)	(55)

	2,250	332	1,732
Collectively assessed impairment allowances:
– Net new allowances	11,426	10,046	12,742
– Recoveries	(343)	(421)	(300)

	11,083	9,625	12,442
Total charge for
impairment losses	13,333	9,957	14,174

Customers	13,320	9,957	14,120
Banks	13	–	54

7. Capital resources

	At	At	At
	30 June	30 June	31 December
	2009	2008 [1]	2008 [1]
	US$m	US$m	US$m

Composition of regulatory capital
Tier 1 capital:
Shareholders’ equity[2]	118,355	126,785	93,591
Minority interests	6,943	7,226	6,638
Less:
Preference share premium	(1,405)	(1,405)	(1,405)
Preference share minority interests	(2,342)	(2,170)	(2,110)
Goodwill capitalised and intangible assets	(28,130)	(40,360)	(26,861)
Unrealised losses on available-for-sale debt securities
– consolidated entities[3]	2,020	1,830	5,191
– de-consolidated entities[3,4]	16,207	7,245	16,248
Other regulatory adjustments[4,5]	(6,568)	(4,083)	(8,360)
50% of excess of expected losses over impairment allowances	(3,375)	(3,490)	(2,660)

Core equity tier 1 capital	101,705	91,578	80,272

Preference share premium	1,405	1,405	1,405
Preference share minority interests	2,342	2,170	2,110
Innovative tier 1 securities and other regulatory adjustments[6]	11,901	12,698	11,549

Total tier 1 capital	117,353	107,851	95,336

Tier 2 capital
Reserves arising from revaluation of property and
unrealised gains on available-for-sale equities	2,250	2,768	1,726
Collective impairment allowances[7]	3,917	3,564	3,168
Perpetual subordinated debt	2,972	3,113	2,996
Term subordinated debt	44,027	44,036	41,204
Minority and other interests in tier 2 capital	300	300	300

Total qualifying tier 2 capital before deductions	53,466	53,781	49,394

Unconsolidated investments[8]	(10,568)	(11,183)	(9,613)
50% of excess of expected losses over impairment allowances	(3,375)	(3,490)	(2,660)
Other deductions	(1,690)	(9)	(997)

Total deductions other than from tier 1 capital	(15,633)	(14,682)	(13,270)

Total regulatory capital	155,186	146,950	131,460

Risk-weighted assets
Credit and counterparty risk	962,055	1,071,482	956,596
Market risk	76,105	52,533	70,264
Operational risk	121,114	107,466	121,114

	1,159,274	1,231,481	1,147,974

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	%	%	%
Capital Ratios
Core equity tier 1 ratio	8.8	7.4	7.0
Tier 1 ratio	10.1	8.8	8.3
Total capital ratio	13.4	11.9	11.4

1     The FSA published a definition of core equity tier 1 capital in May 2009. Comparatives have been restated accordingly.

2     Includes externally verified profits for the half-year to 30 June 2009.

3     Under FSA rules, unrealised gains/losses on debt securities net of deferred tax must be excluded from capital resources.

4     Relates to entities (mainly SPEs) that are not consolidated for regulatory purposes.

5     Includes removal of the fair value gains and losses, net of deferred tax, arising from the credit spreads on debt issued by HSBC Holdings and its subsidiaries and designated at fair value.

6     Includes a tax credit adjustment in respect of the excess of expected losses over impairment allowances.

7     Under Basel II, only collective impairment allowances on loan portfolios on the standardised approach are included in tier 2 capital.

8      Mainly comprise investments in insurance entities.

8. Notes on the statement of cash flows

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Non-cash items included in profit before tax
Depreciation, amortisation and impairment	1,153	1,766	11,601
Revaluations on investment property	43	(27)	119
Share-based payment expense	355	427	392
Loan impairment losses gross of recoveries	13,710	10,436	14,598
Provisions for liabilities and charges	368	107	484
Impairment of financial investments	872	418	1,361
Charge for defined benefit plans	(150)	234	256
Accretion of discounts and amortisation of premiums	(96)	(461)	(406)

	16,255	12,900	28,405

Change in operating assets
Change in prepayments and accrued income	1,311	2,294	1,884
Change in net trading securities and net derivatives	1,922	(29,675)	6,382
Change in loans and advances to banks	(28,458)	1,605	20,991
Change in loans and advances to customers	(9,279)	(76,452)	83,731
Change in financial assets designated at fair value	(4,946)	2,923	9,834
Change in other assets	2,171	(1,826)	(3,568)

	(37,279)	(101,131)	119,254

Change in operating liabilities
Change in accruals and deferred income	(2,264)	(4,219)	(1,950)
Change in deposits by banks	(937)	20,947	(23,985)
Change in customer accounts	46,291	63,277	(30,905)
Change in debt securities in issue	(23,494)	(16,522)	(50,630)
Change in financial liabilities designated at fair value	262	(181)	(15,171)
Change in other liabilities	2,388	6,093	(10,167)

	22,246	69,395	(132,808)

Cash and cash equivalents
Cash and balances at central banks	56,368	13,473	52,396
Items in the course of collection from other banks	16,613	16,719	6,003
Loans and advances to banks of one month or less	157,856	244,608	165,066
Treasury bills, other bills and certificates of deposit
less than three months	36,866	28,067	62,639
Less: items in the course of transmission to other banks	(16,007)	(15,329)	(7,232)

	251,696	287,538	278,872

Interest and dividends
Interest paid	(16,696)	(31,752)	(28,590)
Interest received	36,975	53,945	53,074
Dividends received	835	1,339	537

9. Distribution of results by customer group and global businesses

Personal Financial Services
	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Net interest income	12,650	15,217	14,202
Net fee income	4,045	5,626	4,481

Net trading income	489	184	70
Net income/(expense) from financial instruments
designated at fair value	744	(1,135)	(1,777)
Gains less losses from financial investments	195	585	78
Dividend income	17	15	75
Net earned insurance premiums	4,585	4,746	5,337
Other operating income/(expense)	302	390	(131)

Total operating income	23,027	25,628	22,335

Net insurance claims incurred and movement in liabilities to
policyholders	(5,144)	(3,206)	(3,268)
Net operating income before loan impairment charges
and other credit risk provisions	17,883	22,422	19,067

Loan impairment charges and other credit risk provisions	(10,673)	(9,384)	(11,836)

Net operating income	7,210	13,038	7,231

Net operating expenses excluding goodwill impairment	(8,774)	(10,572)	(10,568)
Goodwill impairment	–	(527)	(10,037)

Operating profit/(loss)	(1,564)	1,939	(13,374)

Share of profit in associates and joint ventures	315	374	87

Profit/(loss) before tax	(1,249)	2,313	(13,287)

Commercial Banking
	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Net interest income	3,809	4,747	4,747
Net fee income	1,749	2,165	1,932

Net trading income	194	221	165
Net expense from financial instruments
designated at fair value	(17)	(59)	(165)
Gains less losses from financial investments	25	191	2
Dividend income	3	3	85
Net earned insurance premiums	390	360	319
Other operating income	519	718	221

Total operating income	6,672	8,346	7,306

Net insurance claims incurred and movement in liabilities to
policyholders	(328)	(190)	(145)
Net operating income before loan impairment charges
and other credit risk provisions	6,344	8,156	7,161

Loan impairment charges and other credit risk provisions	(1,509)	(563)	(1,610)

Net operating income	4,835	7,593	5,551

Total operating expenses	(2,740)	(3,280)	(3,301)

Operating profit	2,095	4,313	2,250

Share of profit in associates and joint ventures	337	298	333

Profit before tax	2,432	4,611	2,583

Global Banking and Markets
	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Net interest income	4,667	3,737	4,804
Net fee income	1,968	2,354	1,937

Net trading income/(expense)	4,478	633	(152)
Net income/(expense) from financial instruments
designated at fair value	329	(211)	(227)
Gains less losses from financial investments	158	244	(571)
Dividend income	23	49	27
Net earned insurance premiums	40	62	43
Other operating income	603	551	317

Total operating income	12,266	7,419	6,178

Net insurance claims incurred and movement in liabilities to
policyholders	(35)	(40)	(39)
Net operating income before loan impairment charges
and other credit risk provisions	12,231	7,379	6,139

Loan impairment charges and other credit risk recoveries	(1,732)	(115)	(1,356)

Net operating income	10,499	7,264	4,783

Total operating expenses	(4,405)	(4,827)	(4,265)

Operating profit	6,094	2,437	518

Share of profit in associates and joint ventures	204	253	275

Profit before tax	6,298	2,690	793

Private Banking
	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Net interest income	784	783	829
Net fee income	602	814	662

Net trading income	163	218	204
Net income/(expense) from financial instruments
designated at fair value	–	1	(1)
Gains less losses from financial investments	(2)	80	(16)
Dividend income	2	4	4
Other operating income	40	16	33

Net operating income before loan impairment charges
and other credit risk provisions	1,589	1,916	1,715

Loan impairment charges and other credit risk provisions	(14)	4	(72)

Net operating income	1,575	1,920	1,643

Total operating expenses	(949)	(1,098)	(1,018)

Operating profit	626	822	625

Share of profit in associates and joint ventures	6	–	–

Profit before tax	632	822	625

Other
	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Net interest expense	(551)	(375)	(581)
Net fee income	64	32	21

Net trading income/(expense)	110	(353)	(177)
Changes in fair value of long-term debt issued and related derivatives	(2,300)	577	6,102
Net income/(expense) from other financial instruments designated
at fair value	(279)	243	504

Net income/(expense) from financial instruments
designated at fair value	(2,579)	820	6,606

Gains less losses from financial investments	(53)	(283)	(113)
Dividend income	12	17	(7)
Net earned insurance premiums	(3)	(15)	(2)
Gain on disposal of French regional banks	–	–	2,445
Other operating income	2,172	1,943	2,318

Total operating income	(828)	1,786	10,510

Net insurance claims incurred and movement in liabilities to
policyholders	–	(1)	–
Net operating income before loan impairment charges
and other credit risk provisions	(828)	1,785	10,510

Loan impairment charges and other credit risk provisions	(3)	–	(5)

Net operating income/(expense)	(831)	1,785	10,505

Total operating expenses	(2,268)	(2,019)	(2,155)

Operating profit/(loss)	(3,099)	(234)	8,350

Share of profit/(loss) in associates and joint ventures	5	45	(4)

Profit/(loss) before tax	(3,094)	(189)	8,346

10. Geographical distribution of results

Europe
	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Interest income	10,673	18,126	16,991
Interest expense	(4,695)	(13,651)	(11,770)

Net interest income	5,978	4,475	5,221

Fee income	3,998	5,666	4,559
Fee expense	(1,155)	(1,443)	(1,290)

Net fee income	2,843	4,223	3,269

Net trading income	3,429	3,649	1,708

Changes in fair value of long-term debt issued and
related derivatives	(788)	207	2,732
Net income/(expense) from other financial instruments
designated at fair value	212	(866)	(960)
Net income/(expense) from financial instruments
designated at fair value	(576)	(659)	1,772

Gains less losses from financial investments	(60)	608	(190)
Dividend income	13	20	110
Net earned insurance premiums	2,134	2,286	3,013
Gains on disposal of French regional banks	–	–	2,445
Other operating income	976	1,427	669

Total operating income	14,737	16,029	18,017

Net insurance claims incurred and movement in liabilities to
policyholders	(2,383)	(1,388)	(1,979)
Net operating income before loan impairment charges
and other credit risk provisions	12,354	14,641	16,038

Loan impairment charges and other credit risk provisions	(2,813)	(1,272)	(2,482)

Net operating income	9,541	13,369	13,556

Total operating expenses	(6,587)	(8,193)	(7,879)

Operating profit	2,954	5,176	5,677

Share of profit in associates and joint ventures	22	1	15

Profit before tax	2,976	5,177	5,692

Hong Kong
	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Interest income	2,923	4,984	4,546
Interest expense	(691)	(2,149)	(1,683)

Net interest income	2,232	2,835	2,863

Fee income	1,409	1,724	1,338
Fee expense	(209)	(255)	(227)

Net fee income	1,200	1,469	1,111

Net trading income	704	314	879

Changes in fair value of long-term debt issued and
related derivatives	(3)	1	2
Net income/(expense) from other financial instruments
designated at fair value	348	(362)	(832)
Net income/(expense) from financial instruments
designated at fair value	345	(361)	(830)

Gains less losses from financial investments	2	(98)	(211)
Dividend income	14	20	21
Net earned insurance premiums	1,838	1,650	1,597
Other operating income	505	448	369

Total operating income	6,840	6,277	5,799

Net insurance claims incurred and movement in liabilities to
policyholders	(2,126)	(1,169)	(753)
Net operating income before loan impairment charges
and other credit risk provisions	4,714	5,108	5,046

Loan impairment charges and other credit risk provisions	(273)	(81)	(684)

Net operating income	4,441	5,027	4,362

Total operating expenses	(1,935)	(1,975)	(1,968)

Operating profit	2,506	3,052	2,394

Share of profit/(loss) in associates and joint ventures	(5)	21	(6)

Profit before tax	2,501	3,073	2,388

Rest of Asia-Pacific
	Half-year to
	30 June	30 June[1]	31 December[1]
	2009	2008	2008
	US$m	US$m	US$m

Interest income	3,025	4,612	4,453
Interest expense	(1,257)	(2,693)	(2,435)

Net interest income	1,768	1,919	2,018

Fee income	908	1,323	1,092
Fee expense	(189)	(319)	(229)

Net fee income	719	1,004	863

Net trading income	909	1,090	952

Changes in fair value of long-term debt issued and
related derivatives	(2)	–	1
Net income/(expense) from other financial instruments
designated at fair value	31	(88)	(84)
Net income/(expense) from financial instruments
designated at fair value	29	(88)	(83)

Gains less losses from financial investments	(21)	24	–
Dividend income	1	1	1
Net earned insurance premiums	152	114	83
Other operating income	608	475	580

Total operating income	4,165	4,539	4,414

Net insurance claims incurred and movement in liabilities to
policyholders	(156)	(4)	32
Net operating income before loan impairment charges
and other credit risk provisions	4,009	4,535	4,446

Loan impairment charges and other credit risk provisions	(531)	(328)	(524)

Net operating income	3,478	4,207	3,922

Total operating expenses	(2,151)	(2,324)	(2,380)

Operating profit	1,327	1,883	1,542

Share of profit in associates and joint ventures	695	751	546

Profit before tax	2,022	2,634	2,088

1      The Middle East is disclosed as a separate geographical region with effect from 1 January 2009. Previously, it formed part of Rest of Asia-Pacific. Comparative data has been restated accordingly.

Middle East
	Half-year to
	30 June	30 June[1]	31 December[1]
	2009	2008	2008
	US$m	US$m	US$m

Interest income	1,217	1,135	1,316
Interest expense	(454)	(421)	(474)

Net interest income	763	714	842

Fee income	337	363	376
Fee expense	(29)	(29)	(19)

Net fee income	308	334	357

Net trading income	220	239	163

Gains less losses from financial investments	13	9	(1)
Dividend income	2	1	1
Other operating income	63	9	–

Total operating income	1,369	1,306	1,362

Net operating income before loan impairment charges
and other credit risk provisions	1,369	1,306	1,362

Loan impairment charges and other credit risk provisions	(391)	(41)	(238)

Net operating income	978	1,265	1,124

Total operating expenses	(482)	(460)	(499)

Operating profit	496	805	625

Share of profit in associates and joint ventures	147	185	131

Profit before tax	643	990	756

1      The Middle East is disclosed as a separate geographical region with effect from 1 January 2009. Previously, it formed part of Rest of Asia-Pacific. Comparative data has been restated accordingly.

North America
	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Interest income	10,485	13,797	12,100
Interest expense	(3,308)	(5,924)	(4,755)

Net interest income	7,177	7,873	7,345

Fee income	2,805	3,245	3,047
Fee expense	(270)	(423)	(642)

Net fee income	2,535	2,822	2,405

Net trading income/(expense)	394	(1,816)	(1,319)

Changes in fair value of long-term debt issued and related derivatives	(1,507)	369	3,367
Net income/(expense) from other financial instruments designated at fair value	(2)	(1)	2

Net income/(expense) from financial instruments designated
at fair value	(1,509)	368	3,369

Gains less losses from financial investments	257	106	(226)
Dividend income	23	40	37
Net earned insurance premiums	164	203	187
Other operating income	292	115	(92)

Total operating income	9,333	9,711	11,706

Net insurance claims incurred and movement in liabilities to
policyholders	(143)	(112)	(126)
Net operating income before loan impairment charges
and other credit risk provisions	9,190	9,599	11,580

Loan impairment charges and other credit risk provisions	(8,538)	(7,166)	(9,629)

Net operating income	652	2,433	1,951

Total operating expenses excluding goodwill impairment	(4,362)	(4,807)	(4,552)
Goodwill impairment	–	(527)	(10,037)

Operating loss	(3,710)	(2,901)	(12,638)

Share of profit in associates and joint ventures	7	8	3

Loss before tax	(3,703)	(2,893)	(12,635)

Latin America
	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Interest income	4,890	5,785	5,847
Interest expense	(2,270)	(2,423)	(2,751)

Net interest income	2,620	3,362	3,096

Fee income	1,060	1,418	1,298
Fee expense	(237)	(279)	(270)

Net fee income	823	1,139	1,028

Net trading income	599	358	343

Changes in fair value of long-term debt issued and related derivatives	–	–	–
Net income/(expense) from other financial instruments designated at fair value	188	156	208

Net income from financial instruments designated at fair value	188	156	208

Gains less losses from financial investments	132	168	8
Dividend income	4	6	14
Net earned insurance premiums	724	900	817
Other operating income	61	130	170

Total operating income	5,151	6,219	5,684

Net insurance claims incurred and movement in liabilities to
policyholders	(699)	(764)	(626)
Net operating income before loan impairment charges
and other credit risk provisions	4,452	5,455	5,058

Loan impairment charges and other credit risk provisions	(1,385)	(1,170)	(1,322)

Net operating income	3,067	4,285	3,736

Total operating expenses	(2,488)	(3,023)	(2,967)

Operating profit	579	1,262	769

Share of profit in associates and joint ventures	1	4	2

Profit before tax	580	1,266	771

11. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

		Half-year to
		30 June	30 June	31 December
		2009	2008	2008

Closing:	HK$/US$	7.750	7.800	7.750
	£/US$	0.605	0.502	0.686

Average:	HK$/US$	7.753	7.797	7.787
	£/US$	0.673	0.507	0.545

12. Rights issue

On 2 March 2009, HSBC Holdings announced its proposal to raise £12.5 billion (US$17.8 billion), net of expenses, by way of a fully underwritten rights issue. Under the proposal, HSBC offered its shareholders the opportunity to acquire 5 new ordinary shares for every 12 ordinary shares at a price of 254 pence per new ordinary share. For shareholders on the Hong Kong and Bermuda Overseas Branch Registers this offer was expressed in Hong Kong dollars and US Dollars respectively, fixed at published exchange rates on 27 February 2009. The proposal was subject to authorisation by the shareholders which was obtained at a general meeting held on 19 March 2009. The offer period commenced on 20 March 2009 and closed for acceptance on 3 April 2009. Dealing in the new shares began on 6 April 2009.

Accounting treatment under IFRSs

Although HSBC Holdings’ functional currency is the US dollar, the rights issue was substantially denominated in currencies other than US dollars, principally in sterling and Hong Kong dollars. Accordingly, under the requirements of IAS 32 paragraph 16(b)(ii), HSBC was not able to demonstrate that it was issuing a fixed number of shares for a fixed amount of cash, and would therefore be prohibited under IAS 32 from accounting for the offer of rights in shareholders’ equity. Under IAS 32, therefore, the offer of rights would be treated as a derivative financial liability.

As a derivative financial liability, under IAS 39: ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) the liability would have been measured at its fair value at inception of the offer on 20 March 2009, which is substantially the difference between the share price at that date and the issue price of 254 pence per new ordinary share. The corresponding entry on inception would have been made to shareholders’ equity. Subsequently, the liability would have been re-measured at fair value with movements in fair value recognised in the income statement until the exercise of the rights, which were exercised by 3 April 2009. On the exercise of rights the liability would have been credited to shareholders’ equity. If this accounting treatment was adopted by HSBC, a loss of US$4.7 billion would have been recognised in the income statement, which was primarily due to an increase in HSBC’s share price between 20 March 2009 and 3 April 2009. There would have been no impact on the Group’s or HSBC Holdings’ shareholders’ equity or HSBC Holdings’ distributable reserves. The table below demonstrates the accounting entries for the rights issue under the accounting treatment required by IAS 32.

	Retained	Derivative	Income
	earnings	liability	statement
	US$m	US$m	US$m

Initial recognition of liability for offer of rights	(9,713)	9,713	–
Movement in fair value of rights	–	4,747	(4,747)
Exercise of rights	14,460	(14,460)	–
Transfer to retained earnings	(4,747)	–	4,747

Effect of rights issue on retained earnings	–

The following table shows the impact on HSBC’s profit before tax, profit/(loss) for the period and profit/(loss) attributable to shareholders of the parent company if the offer of rights was classified as either a liability, as required by IAS 32, or an equity instrument, as reported.

	Half-year to 30 June 2009
		Equity
		instrument
	Liability	(as
	instrument	reported	)
	US$m	US$m

Profit before tax	272	5,019
Profit/(loss) for the period	(1,014)	3,733
Profit/(loss) attributable to shareholders of the parent company	(1,400)	3,347

The following table shows the effect on HSBC’s basic and diluted earnings per share if the rights issue was accounted for as either a liability or equity instrument:

	Half-year to 30 June 2009 Liability instrument			Half year to 30 June 2009 Equity instrument (as reported)
		Number of	Amount			Number of	Amount
	Loss[1]	shares[2]	per share	Profit[1]	)	shares[2]	per share
	US$m	(millions)	US$	US$m		(millions)	US$

Pre-rights issue	(1,534)	11,994	(0.13)	3,213		11,994	0.27
Effect of rights issue		3,359				3,359

Post-rights issue (basic)	(1,534)	15,353	(0.10)	3,213		15,353	0.21

Effect of dilutive ordinary shares		52				52

Post-rights issue (diluted)	(1,534)	15,405	(0.10)	3,213		15,405	0.21

1     Profit/(loss) attributable to shareholders of the parent company less dividends and coupons payable on preference shares and capital securities, respectively, that are classified as equity instruments

2     Weighted average number of ordinary shares.

Future accounting developments

On 21 July 2009, following a recommendation from the IFRIC that IAS 32 be urgently amended, the IASB discussed this matter. As a result of that meeting, the Directors expect that an Exposure Draft will be issued by the IASB to amend IAS 32, such that, if adopted, IAS 32 would require rights issues such as HSBC’s rights issue to be accounted for as equity instruments rather than derivative financial liabilities. The Exposure Draft is expected to be published for comment in August 2009. If adopted, the resulting amendment to IAS 32 is expected to apply retrospectively, and is expected to be available for financial statements with periods ending 31 December 2009.

Fair presentation

In the opinion of the Directors, accounting for the rights issue in accordance with the requirements of IAS 32 as set out above would be so misleading that it would conflict with the objective of financial statements set out in the IASB’s framework. The Directors concluded that the application of IAS 32 to the rights issue would not result in a fair representation of the transaction it purports to represent, and consequently would be likely to influence economic decisions made by users of the financial statements. The Directors therefore have concluded that compliance with this specific requirement would be so misleading that the interim consolidated financial statements would not present fairly the Group’s financial position, financial performance and cash flows.

In making this determination, the Directors noted that the offer of rights had been made on equal terms, so far as legal requirements permit, to all ordinary shareholders in the currency in which their shares are denominated, and that in essence the transaction is one with existing ordinary shareholders, such that it would reasonably be expected to have no effect on the profit or loss attributable to ordinary shareholders for the accounting period. The principal factor which, under the requirements of IFRSs, determined the movement in the liability over the offer period was the movement in the HSBC share price; therefore the accounting treatment under IAS 32 would have resulted in amounts being recognised in the income statement in respect of a transaction with existing ordinary shareholders, and which are primarily caused by movements in the HSBC share price. Furthermore, the Directors noted that the financial effect of this accounting treatment is material in terms of its amount, and would cause a profit attributable to shareholders to become a loss attributable to shareholders. They therefore concluded that this was a fundamental consideration in understanding the financial performance of the Group, such that the interim consolidated financial statements prepared in accordance with the specific requirements of IAS 32 as set out above would not be fairly presented and would not give a true and fair view of the Group’s financial position, financial performance and cash flows.

Accordingly, HSBC has accounted for the offer of rights as an equity instrument, and has therefore not re-measured this instrument during the offer period. HSBC has therefore accounted for the offer of rights in the same way that IAS 32 would require for an offer of rights in new shares denominated in the functional currency of the issuer. Following the exercise of the rights and the allotment of new shares, the cash proceeds of the rights issue were recognised in shareholders’ equity.

Share capital

Movement on HSBC Holdings share capital

	Number	US$m

At 1 January 2009	12,105,265,082	6,053
Shares issued in respect of rights issue	5,060,239,065	2,530
Shares issued under HSBC employee share plans	347,892	–
Shares issued in lieu of dividends	148,790,530	75

At 30 June 2009	17,314,642,569	8,658

Merger reserve

As part of the arrangement for the rights issue, HSBC Holdings entered into a share-for-share exchange with Chinnery Limited, thereby availing itself of Statutory Share Premium Relief under Section 612 of the Companies Act 2006. The nominal value of the new shares issued was credited to share capital and the remaining consideration was credited to the merger reserve and translated into US dollars at the foreign exchange rate on that date.

Share options and share awards

The Remuneration Committee agreed to make adjustments to all unexercised share options and share awards under HSBC’s various share plans and share schemes as a consequence of the rights issue. The adjustments were based on the theoretical ex-rights price, which was considered to be the most appropriate methodology to reflect the rights issue. The adjustments under certain share plans and share schemes have been approved by the relevant tax authorities, where necessary.

13. Litigation

HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practicable to do so, except as set out below.

On 27 July 2007, the UK Office of Fair Trading (‘OFT’) issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the ‘charges’). The OFT has been investigating the fairness of the charges. Pending the resolution of the proceedings, the Financial Services Authority (‘FSA’) has granted firms (including HSBC Bank plc) a Waiver enabling them to place relevant complaints about the charges on hold and the County Courts have stayed all individual customer claims.

Court judgements given to date have confirmed that HSBC Bank plc’s current and historic charges do not constitute penalties but are capable of being tested for fairness. HSBC Bank plc (and all the other financial institutions involved in the legal proceedings) has appealed this latter finding to the House of Lords and that appeal took place from 23-25 June 2009. Judgement is awaited. A wide range of outcomes of the legal proceedings is possible, depending upon the result of the appeal to the House of Lords and, if the charges are assessable, upon the outcome of the OFT’s investigation and the Court’s final assessment of the fairness of each charge across the period under review.

Since July 2001, there have been a variety of charges applied by HSBC Bank plc across different charging periods under the then existing contractual arrangements.

If, contrary to HSBC Bank plc’s current assessment, a final decision is reached in the case that results in a liability for HSBC Bank plc, a large number of different outcomes is possible, each of which would have a different financial impact. Given that the OFT’s investigation is ongoing, and that there is limited authority on how an assessment of fairness should be conducted and how any entitlement of customers to redress (following any finding of unfairness) should be calculated, HSBC Bank plc does not consider it practicable to provide a reliable estimate of the potential financial impact of an adverse decision.

In both ‘A Better Deal for Consumers’, a White Paper presented to Parliament by the Secretary of State for Business Innovation and Skills on 2 July 2009, and ‘Reforming Financial Markets’, a White Paper presented to Parliament by the Chancellor of the Exchequer on 8 July 2009, specific reference was made to the OFT’s case on bank charges which, it was noted, could take several years to resolve. In both Papers, the Government called on the regulators and the banks to explore whether there is a quicker way of resolving consumer complaints about the charges than pursuing further litigation, which would also provide the certainty that regulators and banks need.

HSBC Bank plc considers the charges to be and to have been fair, valid and enforceable, and intends strongly to defend its position through the Court process.

On 11 December 2008, Bernard L. Madoff (‘Madoff’) was arrested and charged in the United States District Court for the Southern District of New York with one count of securities fraud. That same day, the US Securities and Exchange Commission (‘SEC’) filed securities fraud charges against Madoff and his firm Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), a broker dealer and investment advisor registered with the SEC. The criminal complaint and SEC complaint each alleged that Madoff had informed senior Madoff Securities employees, in substance, that his investment advisory business was a fraud. On 15 December 2008, on the application of the Securities Investor Protection Corporation, the United States District Court for the Southern District of New York appointed a trustee for the liquidation of the business of Madoff Securities, and removed the liquidation proceeding to the United States Bankruptcy Court for the Southern District of New York. On 9 February 2009, on Madoff’s consent, the United States District Court for the Southern District of New York entered a partial judgement in the SEC action, permanently enjoining Madoff from violating certain antifraud provisions of the US securities laws, ordering Madoff to pay disgorgement, prejudgement interest and a civil penalty in amounts to be determined at a later time, and continuing certain other relief previously imposed, including a freeze on Madoff’s assets. On 12 March 2009, Madoff pleaded guilty to 11 felony charges, including securities fraud, investment adviser fraud, mail fraud, wire fraud, three counts of money laundering, false statements, perjury, false filings with the SEC, and theft from an employee benefit plan. On 29 June 2009, Madoff was sentenced to 150 years in prison. The relevant US authorities are continuing their investigations into the fraud. There remains significant uncertainty as to the facts of the fraud and the total amount of assets that will ultimately be available for distribution by the Madoff Securities trustee.

Various non-US HSBC group companies provide custodial, administration and similar services to a number of funds incorporated outside the United States of America whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the aggregate net asset value of these funds (which would include principal amounts invested and unrealised gains) was US$8.4 billion.

Proceedings concerning Madoff and Madoff Securities have been issued by different plaintiffs (including funds, fund investors, and the Madoff Securities trustee) in various jurisdictions against numerous defendants and HSBC expects further proceedings to be brought. Various HSBC group companies have been named as defendants in suits in the United States, Ireland, Luxembourg, and other jurisdictions. All of the cases where HSBC group companies are named as a defendant are at a very early stage. HSBC considers that it has good defenses to these claims and will continue to defend them vigorously. HSBC is unable reliably to estimate the liability, if any, that might arise as a result of such claims.

Various HSBC group companies have also received requests for information from various regulatory and law enforcement authorities, and from the Madoff Securities trustee, in connection with the fraud by Madoff. HSBC group companies are co-operating with these requests for information.

14. Events after the balance sheet date

A second interim dividend for the financial year ending 31 December 2009 of US$0.08 per ordinary share (US$1,386 million) (2008: US$0.18 per ordinary share, US$2,161 million) was declared by the Directors after 30 June 2009. The second interim dividend will be payable on 7 October 2009 to holders of ordinary shares on the Register at the close of business on 21 August 2009.

15. Forward-looking statements

This media release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words ‘potential’, ‘estimated’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

16. Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of Section 435 of the Companies Act 2006. The Interim Report 2009 was approved by the Board of Directors on 3 August 2009. The statutory accounts for the year ended 31 December 2008 have been delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Companies Act 1985. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report 2009. The unaudited interim consolidated financial statements have been reviewed by the Company’s auditor, KPMG Audit Plc, in accordance with the guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. On the basis of its review, KPMG Audit Plc was not aware of any material modifications that should be made to the unaudited consolidated financial statements as presented for the six months ended 30 June 2009 in the Interim Report to the shareholders. The full report of its review is included in the Interim Report 2009.

17. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings plc nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings plc during the six months ended 30 June 2009.

18. Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 21 August 2009. Any person who has acquired shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Overseas Branch Registrar should do so before 4.00pm on Thursday 20 August 2009 in order to receive the second interim dividend for 2009, which will be payable on 7 October 2009. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register of shareholders but who has not lodged the share transfer with the Principal Registrar or the Bermuda Overseas Branch Registrar respectively, should do so before 4.00pm on Friday 21 August 2009 in order to receive the dividend.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday 21 August 2009 in order to receive the dividend.

19. Proposed interim dividends for 2009

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2009 that have not yet been declared are:

	Third interim dividend for 2009	Fourth interim dividend for 2009

Announcement	2 November 2009	1 March 2010

Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	18 November 2009	17 March 2010

ADSs quoted ex-dividend in New York	18 November 2009	17 March 2010

Record date in Hong Kong	19 November 2009	18 March 2010

Record date in London, New York, Paris and Bermuda*	20 November 2009	19 March 2010

Payment date	13 January 2010	5 May 2010

*     Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

20. Final results

The results for the year to 31 December 2009 will be announced on 1 March 2010.

21. Corporate governance

HSBC is committed to high standards of corporate governance.

HSBC Holdings has complied throughout the six months to 30 June 2009 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2008 in respect of the number and remuneration of employees, remuneration policies and share option plans.
The Directors of HSBC Holdings plc as at the date of this announcement are:
S K Green, M F Geoghegan, S A Catz† , V H C Cheng, M K T Cheung† , J D Coombe† , J L Durán† ,
R A Fairhead† , D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett† ,
W S H Laidlaw† , J R Lomax† , Sir Mark Moody-Stuart† , G Morgan† , N R N Murthy† ,
S M Robertson† , J L Thornton† and Sir Brian Williamson† .

* Non-executive Director

† Independent non-executive Director

The Group Audit Committee has reviewed the results for the six months to 30 June 2009.

22. Interim Report

The Interim Report 2009 will be mailed to shareholders on or about 14 August 2009. Copies of the Interim Report and this Media Release may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; Internal Communications, HSBC-North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA; or from the HSBC Group website www.hsbc.com.

A Chinese translation of the Interim Report 2009 may be obtained on request from Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-07, 18th Floor, 183 Queen’s Road East, Hong Kong.

The Interim Report 2009 will be available on the Stock Exchange of Hong Kong’s website www.hkex.com.hk.

23. For further information contact:

Group Management Office - London Richard Beck Director of Group Communications Telephone: +44 (0)20 7991 0633	Richard Lindsay Head of Media Relations Telephone: +44 (0)20 7992 1555

Patrick McGuinness Head of Group Press Office Telephone: +44 (0)20 7991 0111	Alastair Brown Manager Investor Relations Telephone: +44 (0)20 7992 1938

Hong Kong David Hall Head of Group Communications (Asia) Telephone: +852 2822 1133	Gareth Hewett Deputy Head of Group Communications (Asia) Telephone: +852 2822 4929

Chicago Lisa Sodeika Executive Vice President Corporate Affairs Telephone: +1 224 544 3299

Paris Chantal Nedjib Director of Communications Telephone: +33 1 40 70 7729	Gilberte Lombard Investor Relations Director Telephone: +33 1 40 70 2257

An interview with Michael Geoghegan, Group Chief Executive, and Douglas Flint, Group Finance Director, is available in video, audio and text on hsbc.com and cantos.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 3 August 2009